UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-19866

Protide Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)

1311 Helmo Avenue
Saint Paul, Minnesota 55128
(651) 730-1500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which
a duty to file reports under Section 13(a) or 15(d) remains)

        Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

        Approximate number of holders of record as of the certification or notice date:   185

        Pursuant to the requirements of the Securities Exchange Act of 1934, Protide Pharmaceuticals, Inc. has caused this Certification/Notice to be signed on its behalf by the undersigned duly authorized person.

PROTIDE PHARMACEUTICALS, INC.
Dated: March 8, 2004	By:	/s/ Milo R. Polovina

	Name:	Milo R. Polovina
	Title:	Chief Executive Officer